On or about August 31, 2016, any outstanding Retail Class shares and Institutional Class shares of the Loomis Sayles
Intermediate Duration Bond Fund (the "Fund") will be redesignated as Class A shares and Class Y shares of the Fund, respectively. Also on such date, the Registrant established Class C shares of the Fund.

Exhibit 77I